December 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee
Kristina Marrone
Ruairi Regan
David Link

Re:	Franklin BSP Real Estate Debt, Inc.
Registration Statement on Form 10-12G
Filed November 8, 2024
File No. 000-56705

Dear Mr. McPhee, Ms. Marrone, Mr. Regan, and Mr. Link:

On behalf of Franklin BSP Real Estate Debt, Inc. (the “Company”), this letter is in response to your letter dated December 5, 2024, to the Company, relating to the Company’s Registration Statement on Form 10-12G, filed on November 8, 2024. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Registration Statement on Form 10
Business, page 5

1.	Please revise to provide a more detailed narrative description of the company’s planned business operations and describe your plan of operations for the next 12 months. In this regard, disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Refer to the requirements of Item 101 of Regulation S-K.

Response: We have revised the Form 10 to provide a more detailed description of the Company’s planned business operations in a manner consistent with the requirements of Item 101 of Regulation S-K applicable to smaller reporting companies.

Management's Discussion & Analysis, page 52

2.	Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Response: We have revised the Form 10 to provide a more detailed description of the Company’s liquidity requirements in a manner consistent with the requirements of Item 303 of Regulation S-K. As noted in our revised disclosure, we expect that net proceeds from the monthly closings of our continuous private offering and debt financing will be the primary source of short-term liquidity. We are not able to estimate the amount of capital we will raise in the private offering or through debt financings.

Security Ownership of Certain Beneficial Owners and Management, page 59

3.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by BSP Fund Holdco (Debt Strategy) LP.

Response: We have revised the Form 10 to disclose that BSP Fund Holdco (Debt Strategy) LP is wholly-owned, directly and indirectly, by Franklin Resources, Inc. Franklin Resources, Inc. is a publicly traded SEC reporting company that also wholly owns the Adviser. As has been recognized in prior Staff positions, including in The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987), due to the nature of this ownership, no single natural person is deemed a beneficial owner of the shares held by BSP Fund Holdco (Debt Strategy) LP.

Certain Relationships and Related Transactions
Performance Fee, page 70

4.	We note your disclosure that the Performance Fee to the Adviser will be based on a specified percentage of Core Earnings. Please disclose the expected range of these fees or advise us as appropriate.

Response: We have revised the Form 10 to provide additional quantitative detail on the performance fee.

Investment in Seed Pool Vehicle, page 74

5.	Please identify the seed pool vehicle and clarify the relationship with the Adviser and the extent to which you plan to invest in that vehicle. Also, reconcile these investment plans with your disclosure on page 8 regarding your status under the Investment Company Act.

Response: We have revised the Form 10 to identify the seed pool vehicle and to provide additional detail on its relationship with the Adviser and the extent to which we intend to invest in such vehicle. We have also provided disclosure that reconciles our intent to invest in shares of the seed pool vehicle with our intent to satisfy applicable exemptions from registration under the Investment Company Act.

Sale of Shares to the Initial Investor, page 74

6.	Please explain clearly the relationship between the Initial Investor and the Adviser.

Response: We have revised the Form 10 to provide additional detail on the relationship between the Initial Investor and the Adviser.

Distribution Reinvestment Plan, page 92

7.	We note your intentions disclosed here and the reference to the form of Distribution Investment Plan on page 99. With a view to disclosure, please tell us whether you plan to register the offer and sale of shares under the plan, or provide us with your analysis as to the exemption from registration you plan to rely on for those sales.

Response: We have revised the Form 10 to disclose that we intend to conduct the offer and sale of shares of common stock under the Distribution Investment Plan pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act.

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If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact Michael E. McTiernan or Tifarah R. Allen at (202) 637-5684 and (202) 637-5427. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jerome S. Baglien
Jerome S. Baglien
Chief Financial Officer and Chief Operating Officer Franklin BSP Real Estate Debt, Inc.

cc: Michael E. McTiernan, Hogan Lovells US LLP